National Property Investors III

55 Beattie Place, PO Box 1089

Greenville, SC 29602

October 9, 2007

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Linda van Doorn

Mark Rakip

Re:

National Property Investors III

Form 10-KSB for the fiscal year ended December 31, 2006

File No. 000-09567

____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of National Property Investors III (the “Partnership”), in a letter dated September 25, 2007.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

* * * * *

Item 6. Management’s Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources

1.

Comment:  We note your disclosures that the Partnership’s assets are thought to be generally sufficient for any near-term needs, exclusive of capital improvements and redevelopment costs.  Considering that cash flows from operations have been less than cash flows from investing and financing activities and that increased cash expenditures are anticipated for regulatory compliance in future periods, explain to us how you concluded that the registrant’s assets were sufficient to fund its cash needs.  Specifically identify the sources of liquidity the registrant plans to utilize to fund its operating cash deficit including the payment of cash interest.  In addition, specifically identify how the registrant’s planned capital improvements and redevelopment activities will be funded.

Response:  The Partnership evaluated several factors before stating that the Partnership’s assets were thought to be generally sufficient for any near-term needs, exclusive of capital improvements.  As noted in the Liquidity and Capital Resources discussion, the Partnership generated approximately $1.1 million of cash from operating activities and used approximately $819,000 and $570,000 of cash in investing and financing activities, respectively, during the year ended December 31, 2006.  The Partnership has a $300,000 revolving credit facility funded by affiliates of the Partnership’s managing general partner, which the Partnership may draw against to pay for capital improvements and working capital needs.  The Partnership has disclosed that it commenced a redevelopment project at its remaining investment property that is currently planned to cost approximately $16.3 million and be completed by November 2008.   The Partnership has disclosed that it expects the funding for this project to come from operations and advances from affiliates of the managing general partner.  Affiliates of the managing general partner agreed to advance the Partnership funds in excess of the maximum amount permitted under the revolving credit facility, and as of December 31, 2006, the Partnership had an outstanding balance of $1,966,000 under the revolving credit facility.  Given the Partnership’s historical cash flows from operating activities, the expected operating cash flow to be generated from property operations in 2007 and the expectation that the managing general partner will continue to advance funds in excess of the maximum amount permitted under the revolving credit facility, the Partnership believed it would have sufficient cash flow from operations to meet its obligations, including the payment of interest and costs associated with regulatory compliance.

2.

Comment:  Particularly in light of the registrant’s apparent reliance on the managing general partner to fund operating deficits, tell us what consideration the registrant gave to including the audited balance sheet of the managing general partner in the filing.

Response:  Although the managing general partner has from time to time voluntarily funded certain of the Partnership’s operating deficits, the managing general partner has no obligation to fund the Partnership’s operating deficits nor has the managing general partner committed to fund the Partnership’s operating deficits. Accordingly, the Partnership believes inclusion of the managing general partner’s balance sheet in the filing is not useful information to the limited partners.

Exhibits 31.1 and 31.2

3.

Comment:  We note that the certifications have been included at the end of their annual report although they are identified as exhibits and listed as such in the exhibit schedule.  Please amend your filing and include these as exhibits to this Form 10-KSB.

Response:  In response to the Staff’s comment, the Partnership will amend the filing to submit Exhibits 31.1 and 31.2 via EDGAR separately from the annual report.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

/s/Stephen B. Waters

Stephen B. Waters

Vice President

NPI Equity Investments, Inc., Managing General Partner of National Property Investors III

cc:  Martha L. Long